Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

For the month of May, 2006                      Commission File Number:  1-15142

                          NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F [ ]                               Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes [ ] Assigned File No. ____________ No [X]

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

The number of common shares of the Registrant issued and outstanding as of May 12, 2006 is 52,345,873.

This report on Form 6-K, dated May 12, 2006, is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (File No. 333-13766), which was originally filed with the Securities and Exchange Commission (the "SEC") in July 2001.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     NORTH AMERICAN PALLADIUM LTD.

Date: May 12, 2006                   By: /s/ Mary Batoff
      ---------------------              ---------------------------------------
                                         Mary Batoff

                                     Title:  Vice President, Legal and Secretary

                                  EXHIBIT INDEX

Exhibit   Description of Exhibit
--------------------------------------------------------------------------------
 1        Management's Discussion and Analysis of Financial Results First
          Quarter 2006
 2        Interim Financial Statements for the period ended March 31, 2006

                                                                       EXHIBIT 1

            Management's Discussion and Analysis of Financial Results

                               First Quarter 2006

     The following is Management's Discussion and Analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations for the three month period ended March 31, 2006, compared to those of the respective period in prior years. This Management's Discussion and Analysis covers the most recently completed quarter and has been prepared as of May 5, 2006. This Management's Discussion and Analysis is intended to supplement and complement the unaudited consolidated financial statements and notes thereto for the three months ended March 31, 2006 (collectively, the "Financial Statements"). You are encouraged to review the Financial Statements and the most recent audited annual financial statements, Management's Discussion and Analysis included in the 2005 Annual Report, in conjunction with your review of this Management's Discussion and Analysis.

About Forward-Looking Statements

     Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company's future prospects and make informed investment decisions. This MD&A contains forward-looking statements about our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as "estimated", "progressing", "expect", "will", "continue", "believe" and other similar expressions are intended to identify forward-looking statements. All such forward-looking statements are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, including the Securities Act (Ontario).

     It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at May 5, 2006; (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     In making the forward-looking statements in this MD&A, the Company has applied several material assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices, the integrated operation of the underground mine with the open pit mine are viable operationally and economically and plans for sustainable recoveries from the Lac des Iles mine, for further explorations at the Lac des Iles mine and for exploration in Finland can proceed as expected. Other assumptions are discussed throughout this MD&A and, in particular, in "Critical Accounting Estimates" and "Risks and Uncertainties".

     Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems and future production. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

Overview and Strategic Activities

     North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals ("PGM") and contains one of the largest open pit bulk mineable palladium reserves in the world. In addition to palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. Palladium's primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewelry and chemical sectors.

     The Company commenced the development of an underground mine at its Lac des Iles operation in the second quarter of 2004. The underground mine development is focused on the Main High Grade Zone below the ultimate open pit depth. Capital costs for the underground development are estimated at $40 million for direct and indirect costs and working capital. Mining equipment accounts for an additional $12 million of capital costs and the Company is financing this equipment through a vendor lease program. At the time of writing, the underground mine has progressed to the 5155m level (approximately 155 metres below surface) with one stope in production and two others progressing towards production in the near term.

     At March 31, 2006, the underground mine operations achieved commercial production, by delivering an average of 80% of the expected commercial production target of 2,000 tonnes per day for thirty consecutive days ending March 31, 2006.

     On October 18, 2005, the Company announced that it had entered into a letter of intent to form a joint venture with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland (see press release dated October 18 2005). The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn up to a 50% interest and, in certain circumstances, a 60% interest in APP and will become the project operator. In order to exercise the option, the Company must spend US$12.5 million, complete a feasibility study and make a production decision, as well as paying Gold Fields up to US$45 million (for a 60% interest) through the issuance of the Company's common shares (approximately
9.2 million shares) on or before August 31, 2008. The formal agreement governing the joint venture was signed on March 24, 2006.

     The Company announced on September 29, 2005, that the shareholders of URSA Major Minerals Incorporated ("URSA") approved the option and joint venture agreement on the Shakespeare nickel, copper, PGM property located near Sudbury, Ontario and the Company paid $1.5 million to URSA to complete its option earn-in. The property is proposed to be a 60% North American Palladium, 40% URSA Joint Venture with the Company becoming the operator upon successful completion of a viable feasibility study and arranging financing for commercial production. In March 2006, URSA presented to the Company the completed feasibility study which contemplates an open-pit mine and 4,500 tonne per day concentrator. The Company and URSA are currently evaluating opportunities to reduce the estimated capital costs of the project and URSA has engaged Golder Associates Limited to manage the permitting process of the proposed mine site.

     Currently, the Company is delivering and selling all of its palladium production into the spot market with one or more commodity dealers and manufacturers. The Company expects the improvement in the palladium price to continue (first quarter 2006 ending price of US$330 per ounce, in comparison to US$190 per ounce average during the first quarter of 2005), and is optimistic that the demand for palladium will continue to improve given the strong global fundamentals for PGM's.


                              [LINE CHART OMITTED]


Source: Johnson Matthey

Production Statistics

--------------------------------------------------------------------------
                                                      Three months ended
                                                           March 31
--------------------------------------------------------------------------
                                                      2006 *        2005
--------------------------------------------------------------------------
Palladium (oz)                                         47,015       52,572
Payable Palladium (oz)                                 42,784       47,924
Platinum (oz)                                           4,698        5,382
Gold (oz)                                               3,615        4,131
Copper (lbs)                                        1,213,394    1,562,040
Nickel (lbs)                                          616,037      778,200
--------------------------------------------------------------------------
Ore Tonnes Milled                                   1,125,710    1,156,322
Ore Tonnes Mined - Underground                        103,545           --
Ore Tonnes Mined - Open Pit                         1,075,597    1,268,875
Waste Tonnes Mined - Open Pit                       2,366,675    3,341,433
--------------------------------------------------------------------------
Waste Strip Ratio - Open Pit                           2.20:1       2.63:1
--------------------------------------------------------------------------

* Metal production and tonnes milled includes production from the underground preproduction that has not been recorded as revenue, but offset against the underground capital development costs. Metal production from the underground pre-production included 9,004 oz of palladium and other associated by-product metals.

Selected Annual Information

(thousands of dollars except per share amounts)           2005         2004          2003
-----------------------------------------------------------------------------------------------
Revenue from metal sales                                 92,606      185,204       192,141
Net income (loss)                                       (53,611)     (92,110)       38,378
Basic net income (loss) per share (dollars)               (1.03)       (1.79)         0.76
Cash dividends declared                                     nil          nil           nil
Operating cash flow                                     (39,000)      52,059        59,802
Total assets                                            238,357      297,897       393,692
Long-term debt, including current portion                46,272       50,171        58,761

Summary of Quarterly Results

                                             2004                                 2005                     2006
------------------------------------------------------------------------------------------------------------------
(thousands of dollars except
per share amounts)                   Q2       Q3         Q4        Q1         Q2         Q3         Q4       Q1
------------------------------------------------------------------------------------------------------------------
Revenue from metal sales           51,712   45,154     35,182    26,206     23,544     17,247     25,609   31,492
Net income (loss)                   2,834    6,598   (107,663)   (7,736)   (15,228)   (19,610)   (11,037)  (4,141)
Basic net income (loss) per
share                                0.06     0.13      (2.09)    (0.15)     (0.29)     (0.37)     (0.21)   (0.08)
Fully diluted net income
(loss) per share                     0.06     0.13      (2.09)    (0.15)     (0.29)     (0.38)     (0.21)   (0.08)
------------------------------------------------------------------------------------------------------------------

     Results of Operations

     The Company realized a net loss for the three months ended March 31, 2006 of $4,141,000 ($0.08 per share) on revenues of $31,492,000 compared to the net loss of $7,736,000 ($0.15 per share) on revenues of $26,206,000 for the corresponding period in 2005 and to 2005 fourth quarter's revenues of $25,609,000 and loss of $11,037,000 ($0.21 per share). The improvement in operating results is primarily due to increased revenue being realized from the higher average prices for palladium and all by-product metals during the quarter.

     Production for the first quarter of 2006 was approximately 47,000 ounces of palladium (which includes 9,004 ounces of pre-production from the underground mine) with an average palladium head grade of 1.79 g/t. This was an improvement from the fourth quarter's palladium production of 37,000, ounces but below the previous year's production of 53,000 ounces during the same period. Operating disruptions with the primary crusher (which led to having to utilize a crushing contractor) and the #1 conveyor resulted in a decrease in mill throughput and availability. In addition, in early February, as previously reported, there was seepage at the tailings management facility ("TMF"), which resulted in the closure of the mill for five days. Despite these problems, mill availability during the first quarter of 2006 improved to 86.0% from 80.8% during the fourth quarter of 2005 and was marginally below the 86.3% in the comparative period of 2005.

     While production for the first quarter of 2006 declined 29% compared to the year earlier period, the strengthening metals market resulted in an increase in revenue with palladium being recognized at the quoted March 31st price of US$330 per ounce. Palladium production sold to third-party smelters takes up to six months from time of receipt at the smelter to settle the final delivery and pricing. The price adjustment relating to palladium settled and awaiting settlement in first quarter of 2006 resulted in an increase of $4,429,000 palladium revenue being recorded, mainly from fourth quarter 2005 production when revenue was recorded at US$256 which has now been adjusted to the quoted March 31, 2006 market price of US$330. The adjustment for mark to market in the corresponding period in 2005 was $326,000. During the first quarter of 2005 revenue on 6,403 ounces was recorded at the floor of US$325 under the Palladium Sales Contract, while the remainder was recorded at the quoted market price of US$199 for a blended average price of US$224 per ounce. By-product metal production reflected a similar volume decline as palladium production, however, the strengthening metals market resulted in improved prices and revenues for all the by-product metals.

     In the first quarter of 2006, the underground development was completed with commercial production being achieved as of March 31, 2006. During the quarter 103,545 tonnes of ore was extracted from the underground mine, with 89,387 tonnes being processed by the mill at an average grade of 3.90 grams per tonne, producing 9,004 ounces of palladium using the average recovery rate of 72.7% achieved by the mill for the quarter. In addition, the underground operations produced 555 ounces of platinum, 685 ounces of gold, 138,702 pounds of copper and 63,279 pounds of nickel. As required under Canadian GAAP, revenue, net of associated production costs, from the first quarter's underground mine production (the pre-production period) has been recorded as a reduction in the underground development costs as all costs associated with this development work were capitalized in the quarter. Beginning in April, production from the underground mine will be recognized as revenue and the associated development costs will be amortized over the expected life of the underground mine.

     Production costs including overheads but excluding non-cash amortization were $24,311,000 during the first quarter of 2006, compared to $23,233,000 during the first quarter of 2005. Unit costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, increased to US$329 per ounce in the first quarter of 2006 compared to US$253 per ounce in the first quarter of 2005, and lower than the fourth quarter 2005 cash cost per ounce of US$417. The increase in unit cash costs is attributable to the 29% decline in metals production as well as the costs incurred during the first quarter 2006 to resolve the TMF seepage issues, repairing the primary crusher and the #1 conveyor as well as some unplanned maintenance on the hydraulic shovels. In addition, there continues to be ongoing upward pressure on operating costs, particularly power, diesel fuel and tires.

     During the first quarter of 2006, the mill processed 1,125,710 tonnes of ore or an average of 12,508 tonnes per day, with a palladium grade of 1.79 grams per tonne producing 47,015 ounces of palladium at a recovery rate of 72.7%. These production numbers include the throughput from the underground referred to above, which is not classified as revenue in the quarter. This compares to the first quarter of 2005, when the mill processed 1,156,322 tonnes of ore or an average of 12,848 tonnes per day with a palladium grade of 1.91 grams per tonne producing 52,572 ounces of palladium at a recovery rate of 74.0%. The mill production for the quarter was impacted by some residual problems associated with the primary crusher, as well as the TMF seepage in February, which resulted in five days of lost production. These issues have been resolved and expectations are that production will return to normal historical levels.

     Non-cash amortization decreased to $3,608,000 in the first quarter of 2006 compared to $4,729,000 million in the first quarter of 2005. The lower amortization amount is attributable to the 29% decrease in palladium production. In addition, in the first quarter of 2006, $1,444,000 of amortization was capitalized to crushed and broken ore and concentrate inventories, compared to nil in the corresponding period of 2005 because of the then low price of palladium.

     For the first quarter of 2006, there was a $3,467,000 loss from mining operations compared to a $8,991,000 loss in the corresponding period a year earlier, primarily due to improved metal prices. Included in the 2006 results was $1,408,000 spent on exploration on the APP as the Company began activities in Finland. Costs associated with the APP project will be charged to earnings as they occur until it is determined that the project can be economically developed, at which time they will begin to be capitalized.

     Other income and expense, which includes interest income and expense, and foreign exchange gains and losses, was an expense of $1,397,000 in the first quarter of 2006 compared to an expense of $210,000 in the first quarter of 2005. In the current year there was a foreign exchange loss of $281,000 compared to a loss of $64,000 in 2005. The foreign exchange loss relates primarily to the Company's US dollar denominated credit facilities as a result of the temporary weakening of the Canadian dollar at quarter end. In the first quarter of 2006, the Company incurred interest expense on long-term debt of $695,000 compared to $635,000 in the first quarter of 2005. The increased interest expense in the current year reflects the increase in interest rates year-over-year. During the first quarter, the Company wrote-off the costs associated with its expiring base shelf-prospectus totaling $504,000. Interest income for the first quarter declined to $83,000 from $489,000 in the first quarter of 2005 as a result of a lower average cash position in 2006.

Liquidity and Capital Resources

     Cash used by operations (prior to changes in non-cash working capital) was $362,000 in the first quarter of 2006, compared to cash used in operations of $3,963,000 in the first quarter of 2005. The improvement in operating cash flow was attributable to the improved metals pricing in the quarter. Changes in non-cash working capital consumed $10,082,000 in the first quarter of 2006 as compared to providing $14,873,000 in first quarter of 2005. Palladium awaiting settlement increased to 72,624 ounces, which includes underground preproduction, at March 31, 2006 compared to 65,905 ounces at December 31, 2005. The increase in the physical quantity of metal in the concentrate awaiting settlement combined with the stronger metal prices resulted in a 32% increase in the value of concentrate awaiting settlement during the first quarter 2006 of $12,039,000. After allowing for non-cash working capital changes, cash used by operations was $10,444,000 in the first quarter of 2006, compared to cash provided of $10,910,000 in the first quarter of 2005.

     Investing activities required $7,435,000 of cash in the first quarter of 2006 the majority of which was attributable to the ongoing underground mine development, which commenced in mid 2004 and which reached commercial production as of March 31, 2006. This compares with $6,069,000 of net investing activities in corresponding period for 2005.

     On March 29th, the Company closed the first tranche (Series 1) of a private placement of convertible notes which provided US$35,000,000 in gross proceeds to the Company. The transaction was with two purchasers, Kaiser Francis Oil Company ("KFOC), the Company's largest shareholder, and an institutional investor. The convertible notes bear an interest rate of 6.5% and mature October 1, 2008. The notes can be converted into common shares of the Company at US$12.18 (2,873,563 common shares) and also have attached warrants which can be exercised to purchase 1,436,782 common shares at US$13.48 until March 29, 2010. Under the terms of the private placement, the Company has the right to sell to KFOC up to US$13,500,000 principal amount of convertible notes on or before June 30, 2006, the proceeds of which will be used to repay the loan outstanding under the KFOC standby loan facility. The terms of the convertible notes are more fully described in note 6 of the accompanying Financial Statements.

     As at March 31, 2006, the Company had cash and cash equivalents of $36,290,000. With the expectation of production improving throughout the year and returning to its historical levels, and the current commodity prices continuing, the Company believes it has sufficient capital resources to fund its operations in 2006.

Contractual Obligations

------------------------------------------------------------------------------------
as at March 31, 2006
(thousands of dollars)                        Payments Due by Period
                                       Total    1 Year    1 - 3 Years   4 - 5 Years
------------------------------------------------------------------------------------
Senior credit facility                $22,672   $ 6,668     $13,337       $ 2,667
Kaiser-Francis credit facility *       15,756    15,756          --            --
Capital lease obligations               7,963     2,283       4,020         1,660
Operating leases                          871       579         289             3
Convertible notes payable (US$35 m)    40,934        --      40,934            --
Other purchase obligations              5,439     5,439          --            --
------------------------------------------------------------------------------------
                                      $93,635   $30,725     $58,580       $ 4,330
====================================================================================

There are no payments due after five years.

* As previously noted, this credit facility can, at the Company's option, be repaid by issuing US$13,500 of convertible notes on or before June 30, 2006.

Related Party Transactions

     The Company engaged Louis J. Fox in November 1999 to provide services in connection with the negotiation of palladium end-user supply contracts, project capital financing, smelting and refining agreements, metals price forecasting and marketing other metals. The services agreement was negotiated at arms-length prior to Mr. Fox becoming a director of the Company. The Palladium Sales Contract expired on June 30, 2005 and no further fees were payable to Mr. Fox in connection with this contract after this date. In the first quarter of 2005, Mr. Fox received $121,000 under this contract.

     In December 2001, KFOC provided a US$20,000,000 non-revolving credit facility to finance the Company's working capital requirements. In the second quarter of 2004, the KFOC credit facility was extended to June 30, 2006. Interest is based on the 30-day LIBOR plus 2.50% and the stand-by fee is 0.125% per annum. The amount paid to KFOC for interest and standby fee in the first quarter of 2006 was $277,000 ($172,000 for the comparable period in 2005). KFOC holds approximately 50% of the common shares of the Company.

     On March 29, 2006, KFOC was one of two purchasers of the Series 1 convertible notes issued by the Company. KFOC subscribed for 50% of the notes and attached warrants issued by the Company, paying US$17,500,000 of gross proceeds to the Company.

Management's Outlook

     There is no apparent pattern of variability or seasonality affecting the Company's operations. The principal drivers of the Company's performance are its monthly production of PGM and by-product metals from its Lac des Iles mine and the corresponding world spot prices of such metals.

     During the first quarter of 2006, North American Palladium completed the development of the underground mine, by achieving commercial production in March 2006. With the underground mine commencing commercial production in April, it is now expected to provide 2,000 tonnes per day, which will be combined with the expected open pit production of 13,000 tonnes per day. Despite the operating issues and the lower than expected performance for the first quarter, palladium production in 2006 is expected to improve as the average head grade returns to historical levels with the blending of the underground and open pit ores. With the expected improvement in head grade and improved mill performance, palladium cash costs per ounce should be significantly lower in 2006 than that experienced in 2005.

     The Company's aggressive exploration program will continue in 2006, with approximately $15.0 million being allocated to exploration activities. The main focus will be on the APP in Finland. Drilling commenced in late February with the drilling results to be incorporated into a re-scoping study which has commenced. The Company will focus on the further definition of the Offset High Grade Zone at Lac des Iles and grassroots projects such as the Shebandowan project. In addition, the pursuit of quality Ni/PGM opportunities will continue to be a key strategy.

     The PGM markets continue to benefit from strong global fundamentals. The Company believes that these fundamentals will lead to increased metal demand, and continued strength in palladium prices.

Critical Accounting Estimates

     Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the Company's financial statements. The following accounting estimates are critical:

(a)  Impairment assessments of long-lived assets

     Each year, the Company reviews the mining plan for the remaining life of mine. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, metal prices and other factors. Based on year-end mineral reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

     The Company assesses long-lived assets for recoverability whenever events or changes in circumstances indicates their carrying values may not be recoverable. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset.

     Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment changes.

(b)  Amortization of mining interests

     The Company amortizes a large portion of its mining interests using the unit of production method based on proven and probable reserves. As a result of the asset impairment charge recorded in 2004, the unit of production amortization rate in 2005 reduced by approximately 49%. Changes in reserve estimates are calculated periodically and could affect amortization expense prospectively.

(c)  Forward Metal Sales and Metal Price Swap Contracts

     North American Palladium has in place a hedge policy to allow for managing the Company's exposure to market metal prices, particularly its platinum, gold, nickel and copper price exposure. North American Palladium uses fixed-price forward platinum sales contracts and cash settled gold, nickel and copper price swap contracts to insulate its earnings and cash flows from changes in these metal prices. These contracts allow the Company to sell its platinum to credit-worthy metal dealers at a fixed price under the forward sales contract. In the case of gold, nickel and copper, the Company receives a fixed metal price in exchange for paying the floating price received under its physical sales contracts to acceptable counterparts under the metal price swap contracts. In October 2005, the Company made a decision to unwind various by-product metal hedges namely, platinum, gold, and nickel through the buy-back of forward sales or cash settled metal price swaps. This decision was taken to reposition the Company's exposure to its by-product metals in advance of the expected increase in metal production at Lac des Iles in 2006. As at March 31, 2006, the Company does not have any forward sales or metal swap contracts in place.

Non-GAAP Measure

     North American Palladium has included in this document a non-GAAP performance measure for cash cost per ounce. This non-GAAP measure does not have any standardized meaning nor is it necessarily comparable with similar measures presented by other companies. North American Palladium believes that certain investors use this information to evaluate the Company's performance. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company receives U.S. dollars from the sale of its metal production, with its production costs being principally in Canadian dollars. The strengthening of the Canadian dollar in relation to the U.S. dollar will have a negative impact on the Company's cash cost per ounce as calculated in U.S. dollars.

Reconciliation of Cash Cost per Ounce to Financial Statements

Three Months Ended March 31
--------------------------------------------------------------------------------
(thousands of dollars except per ounce amounts)             2006        2005
--------------------------------------------------------------------------------
Production costs including overhead                       $ 24,311    $ 23,233
Smelter treatment, refining and freight costs                2,714       4,673
--------------------------------------------------------------------------------
                                                            27,025      27,906
--------------------------------------------------------------------------------
Less:  by-product metal revenue                            (14,717)    (14,010)
--------------------------------------------------------------------------------
                                                            12,308      13,896
--------------------------------------------------------------------------------

Divided by ounces of palladium                              32,057      45,354
--------------------------------------------------------------------------------

Cash cost per ounce (C$)                                       384         306
--------------------------------------------------------------------------------
C$ exchange rate                                            1.1671      1.2097
--------------------------------------------------------------------------------
Cash cost per ounce (US$)                                      329         253
--------------------------------------------------------------------------------

Other Information

     Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

Outstanding Share Data

     The following securities are outstanding as of May 5, 2006:

     (i)   52,340,873 common shares of the Company outstanding;
     (ii) stock options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling the holders to acquire 446,384 common shares of the Company at an average strike price of $8.60;
     (iii) US$35 million principal amount of convertible notes (the "Series 1 Notes") outstanding;
     (iv) common share purchase warrants which can be exercised to purchase 1,436,782 common shares at US$13.48 until March 29, 2010;
     (v) unit warrants which can be exercised to purchase up to US$10 million principal amount of convertible notes (the "Series 3 Notes").

The Series 1 Notes can be converted into common shares of the Company at US$12.18 (2,873,563 common shares). The Series 1 Notes bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006. The Series 1 Notes are repayable in nine equal installments commencing on June 1, 2007. The interest payments and/or repayment amounts may be paid to each purchaser, at such purchaser's option, in any combination of cash and/or common shares. Common shares issued for interest payments or in repayment of Series 1 Notes will be issued at a 10% discount from the weighted average trading price of the common shares on the American Stock Exchange for the five consecutive trading days immediately prior to applicable payment date.

The Series 3 Notes, if issued, will have the same terms as the Series 1 Notes except that the interest payments will commence on the first interest payment date after the issuance of such note and the principal repayments will commence on the first interest payment that is at least twelve months after the date of issuance of such note.

Risks and Uncertainties

     The price of palladium is the most significant factor influencing the profitability of the Company. Currently, sales of palladium account for approximately 50% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

     Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability.

     The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. Currently the Company sells all of its concentrate to one smelting firm under a contract that expires on September 30, 2006. Management believes it will be successful in negotiating an extension and/or new agreement with the smelting firm, but cannot guarantee that this will occur.

                                                                       EXHIBIT 2

                          North American Palladium Ltd.
                          Consolidated Balance Sheets
                  (expressed in thousands of Canadian dollars)

                                                              March 31    December 31
                                                                2006         2005
                                                              ---------   -----------
                                                             (unaudited)
Assets
Current Assets
Cash and cash equivalents                                     $  36,290    $  15,031
Concentrate awaiting settlement, net - Note 2                    49,492       37,453
Inventories                                                       9,864        8,599
Crushed and broken ore stockpiles - Note 3                        6,553        7,267
Other assets                                                      2,077        2,344
                                                              ---------    ---------
                                                                104,276       70,694

Mining interests, net                                           161,873      159,523
Mine restoration deposit - Note 4                                 7,547        7,247
Crushed and broken ore stockpiles - Note 3                          369          239
Deferred financing costs                                          1,316          654
                                                              ---------    ---------
                                                              $ 275,381    $ 238,357
                                                              ---------    ---------
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities                      $  17,411    $  16,392
Taxes payable                                                       357          386
Future mining tax liability                                         123           --
Current portion of obligations under capital leases               2,283        2,323
Current portion of long-term debt - Note 5                        6,668        6,664
Kaiser Francis credit facility - Note 5                          15,756       13,407
                                                              ---------    ---------
                                                                 42,598       39,172

Mine restoration obligation                                       7,974        7,894
Obligations under capital leases                                  5,680        6,218
Long-term debt - Note 5                                          16,004       17,660
Convertible notes payable -Note 6                                22,490           --
Future mining tax liability                                         311          202
                                                              ---------    ---------
                                                                 95,057       71,146
Shareholders' Equity
Common share capital and common share purchase warrants-
Note 7                                                          331,314      325,592
Equity component of convertible notes payable, net of issue
costs  - Note 6                                                  11,388           --
Contributed surplus                                               1,018          874
Deficit                                                        (163,396)    (159,255)
                                                              ---------    ---------
Total shareholders' equity                                      180,324      167,211
                                                              ---------    ---------
                                                              $ 275,381    $ 238,357
                                                              ---------    ---------

                          North American Palladium Ltd.
                Consolidated Statements of Operations and Deficit
(expressed in thousands of Canadian dollars, except share and per share amounts)
                                   (unaudited)

                                                        Three months
                                                            ended
                                                           March 31
                                                    2006            2005
                                                ------------    ------------
Revenue from metal sales - Note 9               $     31,492    $     26,206
                                                ------------    ------------
Operating expenses
Production costs, excluding amortization
  and asset retirement costs                          24,311          23,233
Smelter treatment, refining and freight costs          2,714           4,673
Amortization                                           3,608           4,729
Administrative                                         2,179           1,595
Exploration expense                                    2,024             843
Asset retirement costs                                   123             124
                                                ------------    ------------
Total operating expenses                              34,959          35,197
                                                ------------    ------------

Loss from mining operations                            3,467           8,991
                                                ------------    ------------
Other expenses (income)
Interest on long-term debt                               695             635
Foreign exchange loss (gain)                             281              64
Interest income                                          (83)           (489)
Write-off of deferred financing costs                    504              --
                                                ------------    ------------
Total other expenses (income)                          1,397             210
                                                ------------    ------------

Loss before income taxes                               4,864           9,201
Income tax expense (recovery)                           (723)         (1,465)
                                                ------------    ------------
Net loss for the period                                4,141           7,736

Deficit, beginning of period                         159,255         105,644
                                                ------------    ------------
Deficit, end of period                          $    163,396    $    113,380
                                                ------------    ------------
Net loss per share
  Basic                                         $       0.08    $       0.15
                                                ------------    ------------
  Diluted                                       $       0.08    $       0.15
                                                ------------    ------------
Weighted average number of shares outstanding
  Basic                                           52,214,834      51,741,396
                                                ------------    ------------
  Diluted                                         52,214,834      51,741,396
                                                ------------    ------------

                          North American Palladium Ltd.
                     Consolidated Statements of Cash Flows
                  (expressed in thousands of Canadian dollars)
                                   (unaudited)

                                                              Three months
                                                                 ended
                                                                March 31
                                                            2006         2005
                                                          --------     --------
Cash provided by (used in)
Operations
Net income (loss) for the period                          $ (4,141)    $ (7,736)
Operating items not involving cash
  Future income tax expense (recovery)                        (835)      (1,685)
  Amortization                                               3,608        4,729
  Unrealized foreign exchange gain (loss)                      (46)         191
  Asset retirement costs                                       123          124
  Write-off of deferred financing costs                        504           --
  Stock based compensation and employee benefits               425          414
                                                          --------     --------
                                                              (362)      (3,963)

Changes in non-cash working capital - Note 8               (10,082)      14,873
                                                          --------     --------
                                                           (10,444)      10,910
                                                          --------     --------
Financing Activities
Repayment of long-term debt                                 (1,670)      (1,724)
Issuance of convertible notes - Note 6                      41,037           --
Increase in long term debt and credit facility               2,311           --
Deferred financing costs                                    (2,137)          --
Issuance of common shares                                      475          431
Mine restoration deposit                                      (300)        (300)
Repayment of obligations under capital leases                 (578)        (457)
                                                          --------     --------
                                                            39,138       (2,050)
                                                          --------     --------
Investing Activities
Additions to mining interests - Note 8(b)                   (7,435)      (6,069)
                                                          --------     --------

Increase in cash and cash equivalents                       21,259        2,791
Cash and cash equivalents, beginning of period              15,031       65,755
                                                          --------     --------
Cash and cash equivalents, end of period                  $ 36,290     $ 68,546
                                                          --------     --------

                          North American Palladium Ltd.

                 Notes to the Consolidated Financial Statements
                   For the three months ended March 31, 2006
        (expressed in thousands of Canadian dollars except per share and per ounce amounts)
                                   (unaudited)

1.   Basis of Presentation

     These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2005. Accordingly, these consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2005.

2.   Concentrate Awaiting Settlement

     The gross value of concentrate awaiting settlement represents the value of platinum group metals and base metals from production shipped to and received by the third-party smelters between August 2005 and March 2006, which are in-process at the balance sheet date. At March 31, 2006, concentrate awaiting settlement included 72,624 ounces of palladium (December 31, 2005 - 65,905) of which 9,004 ounces is pre-production from the underground mine which is not recognized as revenue. Concentrate awaiting settlement is revalued and adjusted at each reporting period to reflect the changes in metal prices and foreign exchange rates. Concentrate awaiting settlement was entirely from two domestic customers at March 31, 2006 and December 31, 2005 and the Company expects full realization will occur on all such receivables.

3.   Crushed and Broken Ore Stockpiles

     Crushed and broken ore stockpiles are valued at the lower of average production cost and estimated net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset.

4.   Mine Restoration Deposit

     The Company has established a mine closure plan for the eventual clean-up and restoration of the mine site in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,802 to be accumulated in a Trust Fund controlled by the Ministry. At March 31, 2006, the Company had $7,547 on deposit with the Ministry and has agreed to make monthly deposits of $100. The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed.

5.   Credit Facility and Long-Term Debt

     The Company's credit facility and long-term debt, is comprised of a senior credit facility with an equipment finance company and a credit facility with Kaiser-Francis Oil Company ("KFOC"), the Company's controlling shareholder. The interest rate under both loan facilities is LIBOR plus 250 basis points, or 7.31% at March 31, 2006. As at March 31, 2006, the outstanding long-term debt, including current and long-term portions was $38,428 ($37,731 at December 31, 2005). The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009. The Kaiser-Francis credit facility outstanding as at March 31, 2006 was US$13,500 (US$11,500 as at December 31, 2005) and matures on June 30, 2006 (also refer to Note 6).

6.   Convertible Notes

     On March 29, 2006, the Company issued US$35,000 aggregate principal amount of Series 1 convertible notes (the "Notes") due August 1, 2008 through a private placement of convertible notes and common share purchase warrants. The Offering (the "Offering") consists of up to US$ 58,500 principal amount of Notes. The Offering is to KFOC and an institutional investor (the "Purchasers"). The Offering is governed by a securities purchase agreement dated March 24, 2006 (the "SPA") among the Corporation and the Purchasers. Under the terms of the SPA, the Corporation issued on March 29, 2006 US$35,000 principal amount of Notes (the "First Tranche"), 50% to each of the Purchasers.

     The First Tranche of Notes is convertible into 2,873,563 common shares of the Corporation (the "Common Shares") at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 1,436,782 Common Shares were issued with the Notes, each Warrant being exercisable to purchase one Common Share at an exercise price of US$13.48 until March 29, 2010.

     The Notes bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006. Each Note is repayable in nine equal installments commencing on the first interest payment date that is at least twelve months after the date of issuance of such Note (June 1, 2007 for the First Tranche). The interest payments and/or repayment amounts may be paid to each Purchaser, at such Purchaser's option, in any combination of cash and/or Common Shares. Common Shares issued for interest payments or in repayment of Notes will be issued at a 10% discount from the weighted average trading price of the Common Shares on the AMEX for the five consecutive trading days immediately prior to applicable payment date.

     The Corporation, at its option, has the right to sell to KFOC up to US$13,500 principal amount of Notes (the "Second Tranche") on or before June 30, 2006, the proceeds of which will be used to repay the loan under the existing KFOC standby loan facility (refer to note 5). KFOC has granted the other purchaser an option to acquire up to 50% on the Second Tranche.

     The Purchasers will have the option to acquire an additional US$10,000 principal amount of Notes (the Third Tranche") on or before December 31, 2006, with each Purchaser entitled to acquire one-half. If either Purchaser does not acquire its entire allotment of the additional US$10,000 in Notes, the other Purchaser may purchase the balance.

     Commencing 15 months after the date of issuance of each tranche of Notes (June 29, 2007 for the First Tranche), if the weighted average trading price of the Common Shares for each of any 25 consecutive trading days is 150% of the Conversion Price, the Corporation will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the Notes at the Conversion Price.

     The Notes contain customary covenants, including restrictions on the Corporation incurring debt or obligations for or involving the payment of money in excess of certain restricted amounts. The Notes are unsecured but will contain customary anti-dilution protection as well as adjustments in the event that the Corporation issues Common Shares or securities convertible into Common Shares at a purchase price per Common Share less than the Conversion Price. The Warrants will contain similar anti-dilution protection.

     Under Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the Notes and are accounted for as an equity instrument. The proceeds received were allocated to the debt and equity components of the Notes and to the initial warrants on a relative fair value basis as follows: US$19,270 to the debt, US$10,246 to the equity component and US$5,484 to the warrants. The Company will be required to accrete the carrying value of the Notes such that at each installment payment date, the carrying value of the Notes will be equal to their face value.

     The fair value of the debt was determined based on the future payments of principal and interest for a debt instrument of comparable maturity and credit quality, excluding any conversion option by the holder. The Notes carry an effective interest of 46.7%. The conversion option or equity component of the Notes was valued using a Binomial model. The fair value of the warrants was determined based on the Black-Scholes option pricing model. The models used in the valuation of the components of the convertible debt contain certain subjective assumptions, changes of which can cause significant variation in the estimated fair value of the debt and equity components of the Notes.

     The estimated issue costs of C$2,137 have been allocated pro-rata to the debt and equity components of the Notes and to the initial warrants on a relative fair value basis. The financing costs related to the debt component will be amortized on an effective yield basis over the 30 month term of the convertible notes.

7.   Common Share Capital and Common Share Purchase Warrants

     The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series A preferred shares.

     (a) Common shares and common share purchase warrants:

                                                            March 31, 2006
                                                         Shares         Amount
                                                       -------------------------
     Common shares issued, beginning of period         52,197,217     $ 325,592
     Common shares issued:
       Pursuant to stock options exercised                 47,054           475
       Fair value of stock options exercised                   --            26
       To group registered retirement savings
         plan participants                                 19,032           193
       Tax effect of flow-through shares                       --        (1,067)
                                                       ------------------------
     Common shares issued, end of period               52,263,303       325,219

     Common share purchase warrants
     Balance, beginning of period                              --            --
       Issued pursuant to terms of Series 1
         convertible notes, net of issue costs          1,436,782         6,095
                                                       ------------------------
     Balance, end of period                             1,436,782         6,095
                                                       ------------------------
                                                                      $ 331,314
                                                                      ---------

     At March 31, 2006, the Company had 498,084 stock options outstanding at a weighted-average exercise price of $9.11, expiring at various dates from June 6, 2006 to December 14, 2013. No stock options were granted in the first quarter of 2006 or the first quarter of 2005. The Company recognized a stock based compensation expense of $176 for the three months ended March 31, 2006 (March 31, 2005 - $178).

     The Company finances a portion of its exploration activities through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. At the time the Company renounces the tax attributes of the expenditures to the subscribers, share capital is reduced and future tax liabilities are increased by the estimated income tax benefits renounced.

(b)  Common Share Purchase Warrants

     Pursuant to the terms of the securities purchase agreement governing the issue of the convertible notes, warrants to purchase 1,436,782 common shares were issued and are outstanding, with each warrant being exercisable to purchase one Common Share at an exercise price of US$13.48 until March 29, 2010 (refer to note 6).

(c)  Restricted Share Unit Plan

     Effective December 14, 2005, the Company adopted a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means an equivalent in value to the fair market value of a common share of the Company on the date of the award. As at March 31, 2006, 25,000 restricted share units have been granted and are outstanding. The fair value of the restricted share units as at March 31, 2006 is $13.68 per unit and $57 has been charged to compensation expense for the three months ended March 31, 2006.

8.   Changes in Non-Cash Working Capital

                                                               Three Months
                                                                   ended
                                                                 March 31
                                                            2006          2005
                                                         ----------------------
     Cash provided by (used in):
       Concentrate awaiting settlement                   $(12,039)     $ 17,346
       Inventories and stockpiles                             763          (722)
       Other assets                                           267           376
       Accounts payable and accrued liabilities               956        (2,011)
       Taxes payable                                          (29)         (116)
                                                         ----------------------
                                                         $(10,082)     $ 14,873
                                                         ----------------------

(b) During the three months ended March 31, 2006, mining interests were acquired at an aggregate cost of $7,435 (March 31, 2005 - $7,507) of which $nil (March 31, 2005 - $1,438) were acquired by means of capital lease.

9.   Revenue from Metal Sales

                                                               Three Months
                                                                   ended
                                                                 March 31
                                                           2006            2005
                                                         -----------------------
     Palladium                                           $12,346         $11,870
     Adjustments for mark-to-market                        4,429             326
     Nickel                                                4,689           4,886
     Platinum                                              5,169           4,826
     Gold                                                  1,991           1,818
     Copper                                                2,654           1,986
     Other metals                                            214             494
                                                         -----------------------
                                                         $31,492         $26,206
                                                         -----------------------

10.  Commitments

     The Company enters into forward contracts from time to time to hedge the effects of changes in the prices of metals it produces and foreign exchange on the Company's revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs.


11.  Comparative Period Figures

     Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

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                          NORTH AMERICAN PALLADIUM LTD.

                      130 ADELAIDE STREET WEST, SUITE 2116
                        TORONTO, ONTARIO, CANADA M5H 3P5

                         T. 416.360.7590 F. 416.360.7709
                             E. info@napalladium.com